Ghislain Houle

Executive Vice-President and Chief Financial Officer		Vice-président exécutif et chef de la direction financière

935 de La Gauchetière Street West 16th floor Montreal, Quebec H3B 2M9 Canada		935, rue de La Gauchetière Ouest 16e étage Montréal (Québec) H3B 2M9 Canada
T F	514-399-4734 514-399-7786	T Tc	514-399-4734 514-399-7786

May 12, 2017

Mr. Lyn Shenk

Branch Chief; Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Subject: Canadian National Railway Company

SEC Comment Letter Dated April 3, 2017 on Form 40-F

for Fiscal Year Ended December 31, 2016

File No. 001-02413

Dear Mr. Shenk,

Thank you for your letter dated April 3, 2017, addressed to Sean Finn, which as discussed with Patrick Kuhn, Division of Corporation Finance, was received by Canadian National Railway Company (the “Company”) on May 1, 2017. Following the extension granted by your office, we are responding to your comment within the agreed upon extended deadline. Your letter relates to our Form 40-F for the fiscal year ended December 31, 2016, filed with the United States Securities and Exchange Commission.

We understand that Canadian National Railway Company is responsible for the adequacy and accuracy of the disclosure in its filings.

We respectfully submit the following response to the Staff’s comment contained in the letter referenced above. For ease of reference, we have reproduced the Staff’s comment in italics with our response following the comment.

Comment

You disclose you follow the group method of depreciation. You disclose that under this method deteriorated ballast is retired at average cost using the quantities of new ballast added. Please tell us and disclose how you determine the book value of other assets and the accumulated depreciation of all assets that are sold or otherwise disposed within a particular asset group. Also, tell us and disclose how you account for the net book value and gains/losses associated with assets sold or disposed.

Response

As noted in the Staff’s comment, the Company follows the group method of depreciation (“group method”) and, as such, a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite differences in the service life or salvage value of individual property units within the same asset class. For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. Depreciation studies are performed on specific asset groups on a periodic basis, with changes in the estimated service lives of the assets and their related composite depreciation rates implemented prospectively.

Given the nature of the railroad and the composition of its network which is made up of homogeneous long lived assets, it is impractical to maintain records of specific properties at their lowest unit of property.

Retirements of assets occur through the replacement of an asset in the normal course of business, the sale of an asset or the abandonment of a section of track. For retirements in the normal course of business, generally the life of the retired asset is within a reasonable range of the expected useful life, as determined in the depreciation studies, and, as such, no gain or loss is recognized under the group method. The asset’s cost is removed from the asset account and the difference between its cost and estimated related accumulated depreciation (net of salvage proceeds), if any, is recorded as an adjustment to accumulated depreciation and no gain or loss is recognized.   The historical cost of the retired asset is estimated by using deflation factors or indices that closely correlate to the properties comprising the asset classes in combination with the estimated age of the retired asset using a first-in, first-out approach, and applying it to the replacement value of the asset.

In each depreciation study, an estimate is made of any excess or deficiency in accumulated depreciation for all corresponding asset classes to ensure that the depreciation rates remain appropriate. The excess or deficiency in accumulated depreciation is amortized over the remaining life of the asset class.

For retirements of depreciable properties that do not occur in the normal course of business, the historical cost, net of salvage proceeds, is recorded as a gain or loss in income. A retirement is considered not to be in the normal course of business if it meets the following criteria: (i) it is unusual, (ii) it is significant in amount, and (iii) it varies significantly from the retirement pattern identified through depreciation studies. A gain or loss is recognized in Other income for the sale of land or disposal of assets that are not part of railroad operations.

The Company will disclose in its future 40-F filings, its accounting policy with respect to the determination of the book value and accumulated depreciation of properties that are sold or otherwise disposed of, and the determination of net book value and the treatment of gains or losses associated with the properties sold or disposed of including the treatment of retirements that are not in the normal course of business. This revised disclosure will be substantially as set forth in Appendix A.

Sincerely,

/s/ Ghislain Houle

Ghislain Houle

Executive Vice-President and Chief Financial Officer

Canadian National Railway Company

Cc:          Luc Jobin, President and Chief Executive Officer

Canadian National Railway Company

Cc:          Sean Finn, Executive Vice-President Corporate Services and Chief Legal Officer

Canadian National Railway Company

Cc:          Cristina Circelli, Deputy Corporate Secretary and General Counsel

Canadian National Railway Company

Appendix A

Given the nature of the railroad and the composition of its network which is made up of homogeneous long lived assets, it is impractical to maintain records of specific properties at their lowest unit of property.

Retirements of assets occur through the replacement of an asset in the normal course of business, the sale of an asset or the abandonment of a section of track. For retirements in the normal course of business, generally the life of the retired asset is within a reasonable range of the expected useful life, as determined in the depreciation studies, and, as such, no gain or loss is recognized under the group method. The asset’s cost is removed from the asset account and the difference between its cost and estimated related accumulated depreciation (net of salvage proceeds), if any, is recorded as an adjustment to accumulated depreciation and no gain or loss is recognized.   The historical cost of the retired asset is estimated by using deflation factors or indices that closely correlate to the properties comprising the asset classes in combination with the estimated age of the retired asset using a first-in, first-out approach, and applying it to the replacement value of the asset.

In each depreciation study, an estimate is made of any excess or deficiency in accumulated depreciation for all corresponding asset classes to ensure that the depreciation rates remain appropriate. The excess or deficiency in accumulated depreciation is amortized over the remaining life of the asset class.

For retirements of depreciable properties that do not occur in the normal course of business, the historical cost, net of salvage proceeds, is recorded as a gain or loss in income. A retirement is considered not to be in the normal course of business if it meets the following criteria: (i) it is unusual, (ii) it is significant in amount, and (iii) it varies significantly from the retirement pattern identified through depreciation studies. A gain or loss is recognized in Other income for the sale of land or disposal of assets that are not part of railroad operations.